DLA Piper LLP (US) 1251 Avenue of the Americas New York, NY 10020-1104 www.dlapiper.com Christopher C. Paci Christopher.paci@dlapiper.com T 212.335.4970 F 212.884.8470

July 20, 2020

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Judiciary Plaza
Washington, D.C. 20549

Attention: Matthew Derby

Re:	IBEX Limited
Registration Statement on Form F-1
Filed July 10, 2020
File No. 333-239821

Dear Mr. Derby:

This letter is submitted on behalf of IBEX Limited (“IBEX” or the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-1 filed on July 10, 2020 (the “Registration Statement”), as set forth in your letter dated July 17, 2020 addressed to Robert Dechant, Chief Executive Officer of the Company (the “Comment Letter”). In a telephone conversation on July 17, 2020, the Staff provided us with additional verbal comments on the Registration Statement. The Company will file a pre-effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which will include changes that reflect responses to the Staff’s verbal comments and the comments in the Comment Letter.

The responses provided herein are based upon information provided to DLA Piper LLP (US) by the Company.  For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the Company’s responses refer to the Registration Statement.  All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Registration Statement.

United States Securities and Exchange Commission
July 20, 2020

Registration Statement on Form F-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Performance, page 80

1.
In your response to prior comment 4 you state that you currently intend to award options to purchase your common shares to members of your senior management in the near future. To the extent these awards are issued prior to the effective date of your registration statement, please disclose the number of options issued, vesting terms, total compensation expense and period over which compensation expense is expected to be recognized. Clarify the fair value of your common stock used in the determination of the value of these options and explain any material differences between the fair value of your common stock and the mid-point of your IPO price range. Please provide the same information for 338,432 incentive stock options issued on June 30, 2020 that you disclose on page 20.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has submitted its response to this comment #1 in the letter concurrently submitted to the Commission as of the date hereof.

COVID-19, page 80

2.
Your disclosure indicates that the COVID-19 pandemic has adversely impacted your business and results of operations. Please disclose the specific known material impacts of the pandemic on your revenue, expenses, net income, liquidity and cash flows for periods after March 31, 2020. Discuss more specifically how the changes in overall client demand for your services, price concessions and increases in employee expenses, that you discuss on page 25, have impacted your operating results. Also, discuss any known tends that are reasonably likely to have a material impact on your operating results in future periods. We refer you to Item 303 (a) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and will modify its disclosure on page 80 of the Registration Statement to include the following:

“The adverse impact of the Pandemic was primarily operational in nature related to the complexities of ensuring staffing in those of our sites where the local authorities had imposed lockdowns. Client demand for our services remained robust despite the Pandemic, and our preliminary estimate of our revenues during the fourth quarter of the fiscal year ended June 30, 2020 ranges from $99.0 million to $100.0 million, which represents an increase of approximately 13% over our revenues for the same period in fiscal year 2019. The high level of client demand reflects the nature of our client base, where the Pandemic increased demand for customer support, and as a result, our client pricing remained stable, and in some cases, we were able to win client bonuses  related to operational execution.

United States Securities and Exchange Commission
July 20, 2020

From a financial perspective, the impact of the Pandemic manifested itself primarily in the form of hotel accommodation expenses in the Philippines, where we housed over 1,600 of our employees in hotels in close proximity to our sites during the period of enhanced quarantine that corresponded to a public transportation lockdown. By the end of May 2020, the period of enhanced quarantine ended and we incurred one-time expenses of approximately $5.4 million (net of client reimbursements) for the quarter ended June 30, 2020, as compared to $0.7 million in the quarter ended March 31, 2020, primarily in additional hotel- and per-diem-related expenses. Other than the one-time expenses discussed above, we do not expect the Pandemic to have a material adverse impact on our net loss for the quarter ended June 30, 2020.  In light of the above considerations, the impact of the Pandemic on our liquidity and cash flows was manageable, given that we continued to access working capital financing through our various pre-existing lines of credit. In addition, through June 30, 2020, we have not observed any material adverse trends related to the Pandemic.

We believe that the Pandemic presents both medium term risks and opportunities for our business. In terms of risks, any weakening of the economy could have an overall impact on the level of consumer demand for goods and services, with knock-on effect on the demand from consumer-facing businesses for customer support. On the other hand, our client base has a heavy preponderance of companies that either provide online services or are enablers of the online economy, and a prolongation of consumer online activity due to the Pandemic is likely to result in continued demand for services from our clients.”

Client-Related Factors Affecting Our Performance, page 81

3.
We note your disclosure on page 17 that Frontier Communications Corporation, a client representing 18.6% of your revenue, filed a petition under Chapter 11 of the United States Bankruptcy Code. Please also disclose how much this client contributed to your income from operations for the nine months ended March, 31 2020. Further, disclose any known material reductions in revenue or operating income from this client for periods after March, 31, 2020. We refer you to Item 303 (a) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment regarding disclosure of client contribution of income from operations and in determining the progression of revenues from Frontier after March 31, 2020, it directs the Staff’s attention to page 18 of the Registration Statement, which notes that on May 1, 2020, Frontier completed the sale of its Northwest operations to Ziply Fiber in a transaction valued at $1.352 billion. Ziply Fiber has continued to retain our services to provide customer support to its newly acquired customers as a result of the transaction. The Company will modify its disclosure on page 18 of the Registration Statement to include the following:

“The combined revenues for both Frontier and Ziply Fiber in the quarter ended June 30, 2020 are estimated at $19.7 million, which represents an increase of 27% compared to the same period in fiscal year 2019, and an increase of 1% compared to the quarter ended March 31, 2020. There have been no changes in our pricing terms with Frontier during the fiscal year ended June 30, 2020.” Therefore, there has been no material reduction in revenue from this client during the Company’s most recent quarter.

United States Securities and Exchange Commission
July 20, 2020

In addition, the Company respectively advises that Staff that the Company does not track income from operations at the client level.

Results of Operations
Nine Months Ended March 31, 2020 and 2019
Operating Expenses, page 95

4.
Please further explain the decrease in reseller commissions for the nine months ended March 31, 2020 as compared to the nine months ended March 31, 2019 and how improved operational efficiency led to this decrease. Discuss any known trends that you reasonably expect may have a material impact on these expenses in future periods.

Response: The Company acknowledges the Staff’s comment and will modify its disclosure on page 95 of the Registration Statement with the following:

“The expense category relating to leads and reseller commissions relates to the portion of our business where we generate new subscribers for our clients on a pay-for-performance basis, and generate or procure leads that are primarily digital in nature. The decrease in reseller commissions for the nine months ended March 31, 2020 is primarily attributable to two factors: first, an improvement in operational efficiencies in this line of business resulting from an increase in sales conversion rates, and second, us exiting an unprofitable contract in the above line of business towards the end of fiscal year 2019. The exited contract had terms that compressed our underlying profitability during fiscal year 2019, which led to our decision to exit the contract. While the exit resulted in a reduction in revenues associated with the contract, it had an overall positive impact on profitability and a reduction in both the absolute amount of lead and reseller expenses incurred by us, as well as the percentage of those expenses expressed as a proportion of overall revenues.  The improvement in sales conversion rates further reduced the lead and reseller commission expense as a proportion of revenues in this line of business, as well as overall revenues, as we required fewer lead expenses to generate the same amount of performance-based revenues given the higher conversion rates.”

United States Securities and Exchange Commission
July 20, 2020

The Company is not aware of any further trends that could impact these expenses in the future.

Unaudited Interim Financial Statements as of March 31, 2020 and the nine month periods ended
March 31, 2020 and 2019

Notes to the Unaudited Financial Statements
15. Segments, page F-19

5.
Please explain the basis for only presenting a single segment and providing the underlying disclosures. Further, tell us why your presentations of EBITDA from continuing operations and Adjusted EBITDA from continuing operations are proper when you only have a single reportable segment. That is, explain why presenting a segment measure is proper when the segment represents the entire company. In addition, since your reportable segment changed in the recent reporting period, please explain why you did not restate those segments in your annual financial statements.

Response: The Company acknowledges the Staff’s comment and will modify its disclosure to delete references to EBITDA and Adjusted EBITDA from segments in the interim and annual financial statements. The Company will also restate those segments in its annual financial statements.

In addition, the Company respectfully directs the Staff’s attention to page 78 of the Registration Statement, which explains the basis for our adopting a single segment basis reporting for our financial statements from July 1, 2019. Specifically, on June 26, 2019, the Company disposed of its health insurance acquisition business, which represented a significant portion of its historical Customer Acquisition segment, through the transfer of the Company’s equity interests in Etelequote Limited to its parent company, The Resource Group International Limited. The Company also integrated the remaining portion of its Customer Acquisition segment within its Customer Management business. This integration was across a majority of the Company’s operations, including call centers, IT, infrastructure, sales and finance. As a result of these changes, the business activities of the Company are now managed as a single operating segment. Furthermore, the entity’s chief operating decision maker reviews the results of the business and makes decisions about resources to be allocated and assess the performance of the business as a whole. Hence, the Company is only presenting a single segment as required under IFRS 8.

United States Securities and Exchange Commission
July 20, 2020

For reference purposes, the Staff’s verbal comments have been reproduced in italicized text herein with responses below each numbered comment.

1.
Exhibit 10.40 (Amazon warrant) – the footnote to Exhibit 10.40 in the exhibit list states that a redacted version of the warrant was filed, but the exhibit itself is missing a legend saying that the warrant is redacted.  The following legend should appear on each page: “Certain confidential portions of this exhibit were omitted by means of marking such portions with asterisks because the identified confidential portions are not material and would be competitively harmful if publicly disclosed.”

Response: The Company acknowledges the Staff’s comment and will add the legend to each page of Exhibit 10.40.

2.
Graphics on front cover page – The Staff notes that different time periods are used for calculating the CAGRs disclosed in the graphics.  The Staff would prefer that the Company use the same time period across all such CAGR metrics.  If the Company determines to keep different time periods, explain why the time periods used are different and why use of different time periods is appropriate.

Response: The Company acknowledges the Staff’s comment and will modify the graphics on the front cover page of the Registration Statement to present consistent time periods.

3.	Inside cover page – With respect to the disclosure concerning revenue and revenue growth, add balancing disclosure with respect to net income and/or net loss (as applicable) for the same periods.

Response: The Company acknowledges the Staff’s comment and will modify the graphics on the front cover page of the Registration Statement to present net income growth next to revenue growth.

4.	COVID-19 – confirm no reasonably known material adverse trends during the period through June 30, 2020.

Response: The Company acknowledges the Staff’s comment and confirms that there are no reasonably known material adverse trends during the period through June 30, 2020.

United States Securities and Exchange Commission
July 20, 2020

5.
Inside cover page – New Economy revenue CAGR of 29% –The Staff believes that the placement of this metric so early on in the prospectus is too promotional.   Explain why this disclosure is so prominent and how it compares to the revenue CAGR for other clients.

Response: The Company acknowledges the Staff’s comment and will remove the New Economy Growth graphic from the front cover page of the Registration Statement.

[Signature page immediately follows.]

United States Securities and Exchange Commission
July 20, 2020

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (212) 335-4970.

Sincerely,

DLA Piper LLP (US)

/s/ Christopher C. Paci
Christopher C. Paci
Partner

Enclosures

cc:	Robert Dechant, IBEX Limited
Christy O’Connor, Esq., IBEX Limited
Stephen Alicanti, Esq., DLA Piper LLP (US)
Joseph C. Theis, Jr., Esq., Goodwin Procter LLP